Exhibit 99.3

Chromcraft Revington, Inc.

December 21,2011

Mr. Kenneth R. Skarbeck
Aldebaran Capital, LLC
10293 N. Meridian St., Ste. 100
Indianapolis, IN  46290

	RE: Questionnaire

Dear Mr. Skarbeck:

    	The Nominating and Corporate Governance Committee of Chromcraft Revington, Inc. has received your request to be appointed to the Company's Board of Directors. There are no vacancies on the Board at this time. Nevertheless, the Nominating and Corporate Governance Committee will review your request in accordance with its procedures for considering new director candidates.

	As such, the Committee will be sending you a questionnaire that will enable you to provide the Committee with additional information about you. When you receive the questionnaire, please complete it and return it to my attention at the Company's corporate headquarters in West Lafayette, Indiana. Following the Committee's review of your completed questionnaire, the Committee will contact you.

	In the meantime, if you have any questions or need additional information, please contact our Chairman of the Board, Ron Butler.


			Very truly yours,

				/s/

			Larry P. Kunz
			Chairman
			Nominating and Corporate Governance
			Committee

cc: Members of the Nominating and Corporate Governance
	Committee Chromcraft Revington, Inc.
    Ronald H. Butler, Chairman and Chief Executive
    Officer, Chromcraft Revington, Inc.